SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
 Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarter ended April 1, 2005

Fresh Del Monte Produce Inc.

(Exact Name of Registrant as Specified in Its Charter)

The Cayman Islands
(State or Other Jurisdiction of
Incorporation or Organization)
Walker House, Mary Street
P.O. Box 908GT
George Town, Grand Cayman
(Address of Registrant’s Principal Executive Office)
c/o Del Monte Fresh Produce Company
241 Sevilla Avenue
Coral Gables, Florida 33134
(Address of Registrant’s U.S. Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the filer number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in millions, except share and per share data)

	April 1,	December 31,
	2005	2004
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$30.2	$42.1
Trade accounts receivable, net of allowance of $20.9 and $20.2, respectively	321.9	276.0
Advances to growers and other receivables, net of allowance of $20.2 and $20.7, respectively	58.9	54.7
Inventories	402.7	347.3
Deferred income taxes	6.6	3.8
Prepaid expenses and other current assets	27.1	18.4

Total current assets	847.4	742.3

Investments in and advances to unconsolidated companies	15.4	15.5
Property, plant and equipment, net	893.5	914.7
Deferred income taxes	31.0	33.4
Other noncurrent assets	102.8	103.4
Goodwill	248.6	248.7

Total assets	$2,138.7	$2,058.0

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$398.9	$398.3
Current portion of long-term debt and capital lease obligations	8.4	15.8
Deferred income taxes	15.6	14.1
Income taxes payable	18.5	14.2

Total current liabilities	441.4	442.4

Long-term debt and capital lease obligations	372.9	347.7
Retirement benefits	94.7	96.0
Other noncurrent liabilities	41.0	41.7
Deferred income taxes	53.2	53.0

Total liabilities	1,003.2	980.8

Minority interests	7.9	8.0

Commitments and contingencies	—	—

Shareholders’ equity:
Preferred shares, $0.01 par value; 50,000,000 shares authorized; none issued or outstanding	—	—
Ordinary shares, $0.01 par value; 200,000,000 shares authorized; 57,826,874 and 57,690,074 issued and outstanding	0.6	0.6
Paid-in capital	379.2	376.9
Retained earnings	761.0	714.6
Accumulated other comprehensive loss	(13.2)	(22.9)

Total shareholders’ equity	1,127.6	1,069.2

Total liabilities and shareholders’ equity	$2,138.7	$2,058.0

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
(U.S. dollars in millions, except share and per share data)

	Quarter ended
	April 1,	March 26,
	2005	2004
Net sales	$838.5	$713.8
Cost of products sold	721.5	636.6

Gross profit	117.0	77.2
Selling, general and administrative expenses	44.8	27.9
Asset impairment charges	2.1	—

Operating income	70.1	49.3

Interest expense	4.4	1.3
Interest income	0.2	0.2
Other income (expense), net	(4.5)	1.7

Income before provision for income taxes	61.4	49.9

Provision for income taxes	3.5	2.9

Net income	$57.9	$47.0

Net income per ordinary share — Basic	$1.00	$0.82

Net income per ordinary share — Diluted	$1.00	$0.81

Dividends declared per ordinary share	$0.20	$0.20

Weighted average number of ordinary shares:
Basic	57,751,716	57,303,842

Diluted	58,012,640	57,829,988

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(U.S. dollars in millions)

	Quarter ended
	April 1,	March 26,
	2005	2004
Operating activities:
Net income	$57.9	$47.0
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	22.5	16.5
Asset impairment charges	2.1	—
Other, net	(1.4)	(0.4)
Changes in operating assets and liabilities, net of acquisitions:
Receivables	(45.3)	(39.2)
Inventories	(56.4)	(24.5)
Prepaid expenses and other current assets	(8.6)	(7.8)
Accounts payable and accrued expenses	21.7	18.6
Other noncurrent assets and liabilities	(2.0)	(1.3)

Net cash (used in) provided by operating activities	(9.5)	8.9

Investing activities:
Capital expenditures	(11.7)	(26.7)
Other investing activities, net	—	(0.2)

Net cash used in investing activities	(11.7)	(26.9)

Financing activities:
Proceeds from long-term debt	198.4	59.7
Payments on long-term debt	(180.3)	(63.9)
Proceeds from stock options exercised	2.2	1.2
Payments of dividends	(11.5)	(11.5)

Net cash provided by (used in) financing activities	8.8	(14.5)

Effect of exchange rate changes on cash	0.5	—

Net decrease in cash and cash equivalents	(11.9)	(32.5)
Cash and cash equivalents, beginning	42.1	51.0

Cash and cash equivalents, ending	$30.2	$18.5

Supplemental cash flow information:
Cash paid for interest, net of amounts capitalized	$4.1	$0.9
Cash paid for income taxes	$1.0	$1.3

Non-cash financing and investing activities:
Purchases of assets under capital lease obligations	$—	$0.1

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 1. General

Fresh Del Monte Produce Inc. (“Fresh Del Monte”) was incorporated under the laws of the Cayman Islands on August 29, 1996 and is 43.5% owned by IAT Group Inc., which is 100% owned by members of the Abu-Ghazaleh family. In addition, members of the Abu-Ghazaleh family directly own 8.5% of the outstanding ordinary shares of Fresh Del Monte.

In the opinion of management, the accompanying unaudited consolidated financial statements of Fresh Del Monte and subsidiaries include all adjustments, consisting of normal recurring adjustments, necessary to present fairly their financial position as of April 1, 2005 and their operating results and cash flows for the three-month period then ended. Interim results are subject to significant seasonal variations and may not be indicative of the results of operations that may be expected for the entire 2005 year.

Certain amounts from 2004 have been reclassified to conform to the 2005 presentation. The balance sheet at December 31, 2004 has been derived from the audited financial statements at that date.

For additional information, see Fresh Del Monte’s Consolidated Financial Statements included in Fresh Del Monte’s Annual Report on Form 20-F/A for the year ended December 31, 2004.

Note 2. Stock Based Compensation

As permitted under SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FAS 123” (“SFAS No. 148”), which amended SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), Fresh Del Monte has chosen to account for its Stock Plans under the intrinsic value method as allowed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and related interpretations. Under APB No. 25, because the exercise price of Fresh Del Monte’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense was recorded. SFAS No. 148 requires disclosure of the estimated fair value of employee stock options granted and pro forma financial information assuming compensation expense was recorded using these fair values.

For purposes of pro forma disclosures required by SFAS No. 148, the estimated fair value of the options is amortized to expense over the options’ vesting period. The following information shows the effect on net income and earnings per share as if Fresh Del Monte had applied the fair value recognition provisions of SFAS No. 123 for the three months ended April 1, 2005 and March 26, 2004 (U.S. dollars in millions, except share and per share data):

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (Unaudited)

Note 2. Stock Based Compensation (continued)

	Quarter ended
	April 1,	March 26,
	2005	2004
Reported net income	$57.9	$47.0
Stock-based compensation expense under fair value method	(0.6)	(0.2)

Net income, pro forma	$57.3	$46.8

Net income per ordinary share, reported:
Basic	$1.00	$0.82

Diluted	$1.00	$0.81

Weighted average ordinary shares, reported:
Basic	57,751,716	57,303,842

Diluted	58,012,640	57,829,988

Net income per ordinary share, proforma:
Basic	$0.99	$0.82

Diluted	$0.99	$0.81

Weighted average ordinary shares, proforma:
Basic	57,751,716	57,303,842

Diluted	57,984,964	57,632,449

Note 3. Acquisitions

Can-Am Trucking/RLN Leasing Acquisition

On August 11, 2004, Fresh Del Monte acquired Can-Am Express, Inc. and RLN Leasing, Inc. (collectively, “Can-Am”), a nationally-recognized refrigerated trucking operation based in Fargo, North Dakota. Can-Am utilizes a suite of logistics and fleet management software to optimize transportation services. With an owned fleet of 150 tractors and 200 trailers, and facilities in Fargo, North Dakota; Denton, Texas; and Cincinnati, Ohio, Can-Am provides over-the-road trucking services. Fresh Del Monte’s acquisition of Can-Am has enabled the Company to provide comprehensive distribution services to our retail and foodservice customers. The total consideration paid in connection with the Can-Am acquisition was $18.8 million.

The acquisition has been accounted for as a purchase and, accordingly, the purchase price was allocated to the fair value of the assets acquired and liabilities assumed. The initial excess of the purchase price over the fair value of the assets acquired and liabilities assumed amounted to $8.9 million, of which Fresh Del Monte estimates approximately $4.5 million is tax deductible.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (Unaudited)

Note 3. Acquisitions (continued)

Del Monte Foods Europe Acquisition

On October 1, 2004, Fresh Del Monte acquired Del Monte Foods Europe, including its operations in Europe, Africa and the Middle East. Del Monte Foods Europe is a vertically integrated producer, marketer and distributor of prepared fruit and vegetables, juices, beverages, snacks and desserts and holds a perpetual, royalty-free license to use the Del Monte® brand for processed and/or canned foods in more than 100 countries throughout Europe, Africa and the Middle East. Del Monte® is the leading brand for canned fruit and pineapple in many Western European markets and is a leading brand in the United Kingdom beverage market. Fresh Del Monte acquired Del Monte Foods Europe for $339.5 million financed through cash on hand and drawings under the Revolving Credit Facility (see Note 5). The purchase price included $24.0 million of assumed debt. The acquisition included $6.8 million of transaction related expenses.

The acquisition has been accounted for as a purchase and, accordingly, the purchase price was allocated to the fair value of assets acquired and liabilities assumed. The initial excess of the purchase price over the fair value of the assets acquired and liabilities assumed amounted to $71.7 million, none of which is tax deductible. The purchase price allocation is preliminary and is pending finalization of the fair valuation of certain assets and liabilities.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the dates of acquisitions during 2004 (U.S. dollars in millions):

		Del Monte
	Can-Am	Foods	Total
Current assets	$3.8	$194.4	$198.2
Property and equipment	7.5	122.7	130.2
Other noncurrent assets	—	18.3	18.3
Identified intangibles	—	81.7	81.7
Current liabilities	(1.4)	(97.1)	(98.5)
Noncurrent liabilities	—	(52.2)	(52.2)

Net assets acquired	9.9	267.8	277.7
Purchase price	18.8	339.5	358.3

Goodwill	$8.9	$71.7	$80.6

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (Unaudited)

Note 4. Inventories

Inventories consisted of the following (U.S. dollars in millions):

	April 1,	December 31,
	2005	2004
Finished goods	$206.9	$150.4
Raw materials and packaging supplies	94.8	96.6
Growing crops	101.0	100.3

Total inventories	$402.7	$347.3

Note 5. Long-Term Debt

On March 21, 2003, Fresh Del Monte, and certain wholly-owned subsidiaries entered into a $400.0 million, four-year syndicated revolving credit facility (“Revolving Credit Facility”), with Rabobank Nederland, New York Branch, as administrative agent. On November 9, 2004, the Revolving Credit Facility was further amended to increase the total commitment to $600.0 million, to add a term loan commitment of up to $400.0 million, to extend its maturity to November 10, 2009 and to increase the letter of credit facility to $100.0 million.

The Revolving Credit Facility is collateralized directly or indirectly by substantially all of Fresh Del Monte’s assets and is guaranteed by certain of Fresh Del Monte’s subsidiaries. The Revolving Credit Facility permits borrowings with an interest rate, determined by Fresh Del Monte’s consolidated leverage ratio, based on a spread over London Interbank Offer Rate (“LIBOR”) (4.11% at April 1, 2005). At April 1, 2005, there was $350.3 million outstanding under the Revolving Credit Facility.

The Revolving Credit Facility requires Fresh Del Monte to be in compliance with various financial and other covenants and limits the amount of future dividends. As of April 1, 2005, Fresh Del Monte was in compliance with all of the financial and other covenants contained in the Revolving Credit Facility.

At April 1, 2005, Fresh Del Monte had $224.2 million available under committed working capital facilities, all of which is represented by the Revolving Credit Facility. The Revolving Credit Facility also includes a swing line facility and a letter of credit facility. At April 1, 2005, Fresh Del Monte applied $28.2 million to the letter of credit facility, primarily related to the Del Monte Foods Europe acquisition, which requires Fresh Del Monte to guarantee certain contingent obligations under the purchase agreement

Note 6. Comprehensive Income

The following table sets forth comprehensive income of Fresh Del Monte for the three months ended April 1, 2005 and March 26, 2004 (U.S. dollars in millions):

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (Unaudited)

Note 6. Comprehensive Income (continued)

	Quarter ended
	April 1,	March 26,
	2005	2004
Comprehensive income:
Net income	$57.9	$47.0
Net unrealized gains on derivatives	21.2	5.6
Net unrealized foreign currency translation (losses) gains	(12.5)	0.4
Reduction in additional minimum pension liability	1.0	—

Comprehensive income	$67.6	$53.0

Note 7. Contingencies

DBCP Litigation

Starting in December 1993, two of Fresh Del Monte’s U.S. subsidiaries were named among the defendants in a number of actions in courts in Texas, Louisiana, Mississippi, Hawaii, Costa Rica and the Philippines involving allegations by numerous foreign plaintiffs that they were injured as a result of exposure to a nematocide containing the chemical dibromochloropropane (“DBCP”) during the period from 1965 to 1990.

In December 1998, these subsidiaries entered into a settlement in the amount of $4.6 million (the majority of which was recovered from the insurance carriers) with counsel representing approximately 25,000 individuals. Under the terms of the settlement, approximately 22,000 of these claimants dismissed their claims with prejudice and without payment. The 2,643 claimants who alleged employment on a company-related farm in Costa Rica and the Philippines and who demonstrated some injury were offered a share of the settlement funds upon execution of a release. Over 98% of these claimants accepted the terms of the settlement. A number of plaintiffs represented by new counsel in the Philippines have challenged before the Philippine court whether the settlement funds were properly distributed to their clients.

On February 16, 1999, two of Fresh Del Monte’s U.S. subsidiaries were served in the Philippines in an action entitled Davao Banana Plantation Workers’ Association of Tiburcia, Inc. v. Shell Oil Co., et al. The action is brought by the Banana Workers’ Association (the “Association”) on behalf of its 34,852 members for injuries they allege to have incurred as a result of DBCP exposure. Approximately 13,000 members of the Association claim employment on a farm that was under contract to one of Fresh Del Monte’s subsidiaries at the time of DBCP use. Fresh Del Monte’s subsidiaries filed motions to dismiss and for reconsideration on jurisdictional grounds, which were denied. Accordingly, Fresh Del Monte’s subsidiaries answered the complaint denying all of the plaintiff’s allegations. Fresh Del Monte’s subsidiaries believe that they have substantial defenses to the claims asserted by the Association. On October 3, 2002, the Philippine Court of Appeals ruled that the method of service used by the Association to serve the defendants was improper and dismissed the Association’s complaint. As a result of this decision, the trial court suspended the proceedings indefinitely. The Association filed a motion for reconsideration of the dismissal of its complaint, which remains pending.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (Unaudited)

Note 7. Contingencies (continued)

Fresh Del Monte’s U.S. subsidiaries have not settled the DBCP claims of approximately 3,500 claimants represented by different counsel who filed actions in Mississippi in 1996 and Hawaii in 1997. Each of those actions was dismissed by a federal district court on grounds of forum non conveniens in favor of the courts of the plaintiffs’ home countries and appealed by the plaintiffs. As a result of the dismissal of the Hawaiian actions, several Costa Rican and Guatemalan individuals have filed the same type of actions in those countries. The Guatemalan action was dismissed for plaintiff’s failure to prosecute the action. On January 19, 2001, the Court of Appeals for the Fifth Circuit affirmed the dismissal of Fresh Del Monte’s subsidiaries for forum non conveniens and lack of personal jurisdiction for the Mississippi actions, and on October 1, 2001, the United States Supreme Court denied plaintiffs’ petition for an appeal. On April 22, 2003, the Hawaiian plaintiffs’ appeal of the dismissal was affirmed by the Supreme Court of the United States, thereby remanding the action to the Hawaiian State Court.

On October 19, 2000, the Court of Appeals for the Fifth Circuit affirmed the dismissal of 23 non-settling defendants who had filed actions in the United States District Court in Houston, Texas. As a result, the 23 plaintiffs who did not accept the settlement are precluded from filing any new DBCP actions in the United States.

On June 19, 1995, a group of several thousand plaintiffs in an action entitled Lucas Pastor Canales Martinez, et al. v. Dow Chemical Co. et al. sued one of Fresh Del Monte’s U.S. subsidiaries along with several other defendants in the District Court for the Parish of St. Charles, Louisiana, asserting claims similar to those arising in the Texas cases due to the alleged exposure to DBCP. That action was removed to the United States District Court in New Orleans and was subsequently remanded in September 1996. Fresh Del Monte’s subsidiary has answered the complaint and asserted substantial defenses. Following the decision of the United States Court of Appeals for the Fifth Circuit in the Texas actions, this action was re-removed to federal court in November 2000. Fresh Del Monte’s subsidiary has settled with all but 13 of the Canales Martinez plaintiffs. On October 25, 2001, defendants filed a motion to dismiss the action on grounds of forum non conveniens in favor of plaintiffs’ home countries. On July 16, 2002, the district court denied that motion and the defendants filed a motion requesting immediate review by the Court of Appeals, which was denied by the district court on August 21, 2002. On August 28, 2002, defendants filed a petition for writ of mandamus before the Court of Appeals with respect to the district court’s denial of defendants’ motion to dismiss the action on grounds of forum non conveniens. As a result of the Supreme Court’s decision in the Hawaiian action, the district court remanded these actions to state court in Louisiana.

On November 15, 1999, one of Fresh Del Monte’s subsidiaries was served in two actions entitled, Godoy Rodriguez, et al. v. AMVAC Chemical Corp., et al. and Martinez Puerto, et al. v. AMVAC Chemical Corp., et al., in the 29th Judicial District Court for the Parish of St. Charles, Louisiana. These actions were removed to federal court, where they have been consolidated. These actions are brought on behalf of claimants represented by the same counsel who filed the Mississippi and Hawaii actions as well as a number of the claimants who have not accepted the settlement offer. As a result of the Supreme Court’s decision in the Hawaiian action, the district court remanded these actions to state court in Louisiana. At this time, it is not known how many of the 2,962 Godoy Rodriguez and Martinez Puerto plaintiffs are claiming against Fresh Del Monte’s subsidiaries.

On October 14, 2004, two of Fresh Del Monte’s subsidiaries were served with a complaint in an action

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (Unaudited)

Note 7. Contingencies (continued)

styled Angel Abarca, et al. v. Dole Food Co., et al. filed originally in the Superior Court of the State of California for the County of Los Angeles on behalf of more than 2,600 Costa Rican banana workers who claim injury from exposure to DBCP. On October 8, 2004 (prior to service on Fresh Del Monte’s subsidiaries), a co-defendant removed the action to the United States District Court for the Central District of California. An initial review of the plaintiffs in the Abarca action denotes that a substantial number of said plaintiffs were claimants in prior DBCP actions in Texas and may have participated in the settlement thereof.

On April 25, 2005, two of Fresh Del Monte’s subsidiaries were served with a complaint styled Juan Jose Abrego, et.al. v. Dole Food Company et al. filed in the Superior Court of the State of California for the County of Los Angeles on behalf of 955 Guatemalan residents who claim injury from exposure to DBCP. An initial review of the Plaintiffs in the Abrego action denotes that a substantial number of the plaintiffs released their claims with prejudice as part of the December 1998 settlement with Fresh Del Monte’s subsidiaries as well as in prior settlement with other defendants.

On April 25, 2005, two of Fresh Del Monte’s subsidiaries were served with a complaint styled Miguel Jose Acosta et al. v. Dole Food Company et al. filed in the Superior Court of the State of California for the County of Los Angeles on behalf of 633 Honduran residents who claim exposure to DBCP. Fresh Del Monte and its subsidiaries have never had banana growing operations in Honduras.

Former Shareholders Litigation

On November 13, 2002, Eastbrook Caribe A.V.V., (“Eastbrook”), an Aruba company, which claims to be an assignee of certain individuals and entities purporting to be former indirect shareholders of Fresh Del Monte’s predecessor, filed in the Supreme Court of the State of New York (Trial Court), County of New York, a summons with notice purporting to assert claims against Fresh Del Monte, one of Fresh Del Monte’s subsidiaries and one of Fresh Del Monte’s certain current and former directors, officers and shareholders and Fresh Del Monte’s predecessor (the “New York Complaint”). On April 16, 2003, Fresh Del Monte was served with the New York Complaint in this matter.

On December 30, 2002, Fresh Del Monte was served with a complaint filed on December 18, 2002 in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida by 11 Mexican individuals and corporations, who claim to have been former indirect shareholders of Fresh Del Monte’s predecessor, against Fresh Del Monte, and certain of Fresh Del Monte’s current and former directors, officers and shareholders of Fresh Del Monte and Fresh Del Monte’s predecessor (the “Florida Complaint”).

The New York Complaint and the Florida Complaint both allege that instead of proceeding with a prospective buyer who offered superior terms, the former chairman of Fresh Del Monte’s predecessor and majority shareholder, agreed to sell Fresh Del Monte’s predecessor to its current majority shareholder at a below market price as the result of commercial bribes allegedly paid by Fresh Del Monte’s majority shareholder and chief executive officer to Fresh Del Monte’s predecessor’s former chairman. On February 20, 2003, Fresh Del Monte filed a motion to dismiss the Florida Complaint and the oral argument was heard on June 19, 2003. On July 22, 2003, the court granted in part and denied in part Fresh Del Monte’s motion to dismiss the Florida Complaint. The court dismissed two of the 11

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (Unaudited)

Note 7. Contingencies (continued)

counts of the Florida Complaint. On January 10, 2005, the court entered a scheduling order providing that all pre-trial motions be filed by May 9, 2005 and set a tentative date for trial for the two week period commencing on May 23, 2005. On May 19, 2003, Fresh Del Monte filed a motion to dismiss the New York Complaint which was granted by the court on January 13, 2004. On October 14, 2004, the Appellate Division of the New York State Supreme Court affirmed the dismissal of the New York Complaint, and on April 5, 2005, the New York Court of Appeals denied Eastbrook’s leave to appeal thereby rendering the dismissal of the New York Complaint final and not subject to any further appeals. Fresh Del Monte believes that the allegations of the remaining Florida Complaint are entirely without merit.

Class Action Litigation

On April 16, 2004, four fruit wholesalers filed a consolidated complaint against two of Fresh Del Monte’s subsidiaries in the United States District Court for the Southern District of New York. The plaintiffs claim to have purchased Del Monte Gold™ pineapples from Fresh Del Monte’s subsidiaries. This consolidated action is brought as a putative class action on behalf of all direct purchasers of the Del Monte Gold™ pineapples from March 1, 1996 through the present. The court directed the plaintiffs to file a new consolidated complaint, which was filed on August 2, 2004 and consists of Fresh Del Monte’s entities and two individual consumers which had filed their complaints in the federal court for the Southern District of New York. In addition to these six actions, Fresh Del Monte’s other actions (as described below) were transferred to the United States District Court for the Southern District of New York by the Judicial Panel on Multidistrict Litigation (“JPML”). The new consolidated complaint alleges claims for: (1) monopolization and attempted monopolization; (2) restraint of trade; (3) unfair and deceptive trade practices; and (4) unjust enrichment.

On March 5, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte’s subsidiaries in the state court of Tennessee on behalf of consumers who purchased the Del Monte Gold™ pineapples in Tennessee from March 1, 1996 to May 6, 2003. The complaint alleges violations of the Tennessee Trade Practices Act and the Tennessee Consumer Protection Act. On April 14, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand to state court which was granted by the court on July 7, 2004. This action will now proceed in the state court of Tennessee. On February 18, 2005, Fresh Del Monte’s subsidiaries filed a motion to dismiss the complaint which remains pending.

On March 17, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte and its subsidiaries in the state court of California on behalf of residents of California who purchased (other than for re-sale) the Del Monte Gold™ pineapple between March 1, 1996 and May 6, 2003. The complaint alleges violations of the Cartwright Act; unfair competition in violation of the California Business and Professional Code; common law monopolization and unjust enrichment. On April 19, 2004, Fresh Del Monte removed this action to federal court. The plaintiffs filed a motion for remand to state court which was granted by the court on July 8, 2004. This action will now proceed in the state court of California. Fresh Del Monte filed a motion to dismiss which is pending before the court. On October 29, 2004, Fresh Del Monte filed a motion to dismiss the plaintiff’s complaint which was granted in part and denied in part. The court dismissed plaintiff’s unjust enrichment and disgorgement claims. Plaintiff filed an amended complaint on January 4, 2005. The court granted Fresh

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (Unaudited)

Note 7. Contingencies (continued)

Del Monte and its subsidiaries’ motion to dismiss with respect to plaintiff’s claims for violation of the monopolization claim and violation of the California Business and Professional Code. On April 14, 2005, the plaintiff filed a second amended class action complaint for unfair competition under the California Business and Professional Code.

On March 18, 2004, two alleged individual consumers filed putative class action complaints against Fresh Del Monte and its subsidiaries in the state courts of California on behalf of residents of California who purchased (other than for re-sale) the Del Monte Gold™ pineapple between March 1, 1996 and May 6, 2003. The complaints allege common law monopolization; unfair competition in violation of the California Business and Professional Code; unjust enrichment and violations of the Consumer Legal Remedies Act. On April 19, 2004, Fresh Del Monte removed these actions to federal court. The plaintiffs filed a motion for remand to the state court of California and Fresh Del Monte opposed that motion. In addition, Fresh Del Monte filed a motion to stay the actions which was granted by the federal court. Accordingly, Fresh Del Monte response to the complaint is not due until 30 days after the resolution of plaintiffs’ motion to remand. On October 25, 2004, these actions were transferred to the United States District Court for the Southern District of New York by the JPML, The plaintiffs have not sought to activate their motion to remand and Fresh Del Monte contends that they have waived their right to do so.

On April 19, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte’s subsidiaries in the state court of Florida on behalf of Florida residents who purchased (other than for re-sale) the Del Monte Gold™ pineapple between March 1, 1996 and May 6, 2003. The complaint alleges fraudulent concealment/tolling of statute of limitations, violations of the Florida Deceptive and Unfair Trade Practices Act and unjust enrichment. On May 11, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand to state court and Fresh Del Monte’s subsidiaries opposed that motion. The court granted plaintiff’s motion to remand. The case will now proceed in state court of Florida. On October 27, 2004, Fresh Del Monte filed a motion to dismiss the plaintiff’s complaint which remains pending.

On April 29, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte’s subsidiaries in the state court of Arizona on behalf of residents of Arizona who purchased (other than for re-sale) Del Monte Gold™ between November 1997 and January 2003. The complaint alleges monopolization and attempted monopolization in violation of the Arizona Consumer Fraud Act, and unjust enrichment in violation of the common law. On May 24, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand and Fresh Del Monte’s subsidiaries opposed that motion. Fresh Del Monte’s subsidiaries are not required to respond to the complaint until 20 days after the resolution of plaintiffs’ motion to remand. On October 25, 2004, this action was transferred to the United States District Court for the Southern District of New York by the JPML. The plaintiffs filed a motion for remand which was granted by the court on April 20, 2005. This action will now proceed in the state court of Arizona.

On July 2, 2004, an alleged individual consumer filed a putative class action which was served on August 24, 2004 against Fresh Del Monte’s subsidiaries in the state court of Nevada on behalf of residents of Nevada who purchased (other than for re-sale) Del Monte Gold™ pineapples between November 1997 and January 2003. The complaint alleges restraint of trade in violation of Nevada statutes, common law

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (Unaudited)

Note 7. Contingencies (continued)

monopolization and unjust enrichment. On September 13, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. The plaintiff has opposed the motion to remand. On November 15, 2004, this action was transferred to the United States District Court for the Southern District of New York by the JPML. The plaintiffs filed a motion for remand which was granted by the court on April 20, 2005. This action will now proceed in the state court of Nevada.

Fresh Del Monte’s subsidiaries intend to vigorously defend themselves in all of the above matters. At this time, management is not able to evaluate the likelihood of a favorable or unfavorable outcome in any of the above-described matters. Accordingly, management is not able to estimate the range or amount of loss, if any, on any of the above-described matters and no accruals or expenses have been recorded as of April 1, 2005, except as related to the Kunia Well Site discussed below.

Kunia Well Site

In 1980, elevated levels of certain chemicals were detected in the soil and ground water at a plantation leased by one of Fresh Del Monte’s U.S. subsidiaries in Honolulu, Hawaii (“Kunia Well Site”). Shortly thereafter, Fresh Del Monte’s subsidiary discontinued the use of the Kunia Well Site and provided an alternate water source to area well users and the subsidiary commenced its own voluntary cleanup operation. In 1993, the Environmental Protection Agency (“EPA”) identified the Kunia Well Site for potential listing on the National Priorities List (“NPL”) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. On December 16, 1994, the EPA issued a final rule adding the Kunia Well Site to the NPL. On September 28, 1995, Fresh Del Monte’s subsidiary entered into an order (the “Order”) with the EPA to conduct the remedial investigation and the feasibility study of the Kunia Well Site. Under the terms of the Order, Fresh Del Monte’s subsidiary submitted a remedial investigation report in November 1998 and a final draft feasibility study in December 1999 (which was updated from time to time) for review by the EPA. The EPA approved the remedial investigation report in February 1999 and the feasibility study on April 22, 2003.

As a result of communications with the EPA in 2001, Fresh Del Monte recorded a charge of $15.0 million in the third quarter of 2001 to increase the recorded liability to the estimated expected future cleanup cost for the Kunia Well Site to $19.1 million. Based on conversations with the EPA in the third quarter of 2002 and consultation with Fresh Del Monte’s legal counsel and other experts, Fresh Del Monte recorded a charge of $7.0 million during the third quarter of 2002 to increase the accrual for the expected future clean up costs for the Kunia Well Site to $26.1 million. As of April 1, 2005, there is $23.9 million included in other long-term liabilities for the Kunia well site clean-up.

On September 25, 2003, the EPA issued the Record of Decision (“ROD”). The EPA estimates in the ROD that the remediation costs associated with the clean up of the Kunia Well Site will range from $12.9 million to $25.4 million and will last approximately 10 years. Certain portions of the EPA’s estimates have been discounted using a 5% interest rate. The undiscounted estimates are between $14.8 million to $28.7 million. On January 13, 2004, the EPA deleted a portion of the Kunia Well Site (Northeast section) from the NPL. Fresh Del Monte’s subsidiary intends to negotiate a consent decree with the EPA for the performance of the clean up work during the second quarter of 2005. It is estimated that a consent decree with the EPA will be submitted to the United States District Court for the District of Hawaii during the third quarter of 2005.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (Unaudited)

Note 7. Contingencies (continued)

Other

In addition to the foregoing, Fresh Del Monte is involved from time to time in various claims and legal actions incident to Fresh Del Monte’s operations, both as plaintiff and defendant. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on Fresh Del Monte.

Note 8. Earnings Per Share

Basic and diluted per share income are calculated as follows (U.S. dollars in millions, except share and per share data):

	Quarter ended
	April 1,	March 26,
	2005	2004
Numerator:
Net income	$57.9	$47.0

Denominator:
Weighted average number of ordinary shares — Basic	57,751,716	57,303,842
Effect of dilutive securities — employee stock options	260,924	526,146

Weighted average number of ordinary shares — Diluted	58,012,640	57,829,988

Net income per ordinary share:
Basic	$1.00	$0.82

Diluted	$1.00	$0.81

Note 9. Retirement and Other Employee Benefits

The following table sets forth the net periodic cost of Fresh Del Monte’s defined benefit pension plans and postretirement plan for the three months ended April 1, 2005 and March 26, 2004 (U.S. dollars in millions):

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (Unaudited)

Note 9. Retirement and Other Employee Benefits (continued)

	Pension Plans		Postretirement Plan
	Quarter Ended		Quarter Ended
	April 1,	March 26,	April 1,	March 26,
	2005	2004	2005	2004
Service cost	$0.6	$0.1	$—	$—
Interest cost	1.2	0.3	0.3	0.3
Expected return on assets	(0.8)	(0.2)	—	—

Net periodic costs	$1.0	$0.2	$0.3	$0.3

Pension plan net periodic costs for the three months ended April 1, 2005 includes $0.8 million related to a defined benefit plan in the United Kingdom, the obligations of which were assumed and the assets of which were acquired by Fresh Del Monte with the acquisition of Del Monte Foods Europe on October 1, 2004.

Note 10. Business Segment Data

Fresh Del Monte is principally engaged in one major line of business; the production, distribution and marketing of bananas, other fresh produce and prepared foods products business in Europe. Fresh Del Monte’s products are sold in markets throughout the world, with its major producing operations located in North, Central and South America, Asia, Europe and Africa.

Fresh Del Monte’s operations are aggregated on the basis of its products; bananas, other fresh produce and other products and services. Other fresh produce includes pineapples, melons, tomatoes, potatoes, onions, strawberries, non-tropical fruit (including grapes, citrus, apples, pears, peaches, plums, nectarines, apricots and kiwis), fresh-cut produce and other fruit and vegetables. Other products and services include a third-party freight business, a plastic product and box manufacturing business, a poultry business and a grain business. With the acquisition of Del Monte Foods Europe on October 1, 2004, Fresh Del Monte’s product lines now also include prepared food products.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (Unaudited)

Note 10. Business Segment Data (continued)

Fresh Del Monte evaluates performance based on several factors, of which net sales and gross profit are the primary financial measures (U.S. dollars in millions):

	Quarter Ended
	April 1, 2005		March 26, 2004
Product net sales and gross profit:	Net Sales	Gross Profit	Net Sales	Gross Profit
Bananas	$272.8	$33.7	$263.5	$14.5
Other fresh produce	440.8	65.7	417.7	59.6
Prepared foods products	78.6	12.4	—	—
Other products and services	46.3	5.2	32.6	3.1

Totals	$838.5	$117.0	$713.8	$77.2

	April 1,	December 31,
Identifiable assets:	2005	2004
North America	$442.4	$409.6
Europe*	830.1	805.8
Asia	86.8	73.4
Central and South America	517.0	507.4
Maritime equipment (including containers)	138.0	142.3
Corporate	124.4	119.5

Total identifiable assets	$2,138.7	$2,058.0

*	- Includes prepared foods products in Europe.

Note 11. New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share Based Payment.” SFAS 123R is a revision to SFAS 123 and supersedes APB 25, “Accounting for Stock Issued to Employees,” and amends SFAS 95, “Statement of Cash Flows.” This statement requires a public entity to expense the cost of employee services received in exchange for an award of equity instruments. This statement also provides guidance on valuing and expensing these awards, as well as disclosure requirements of these equity arrangements. This statement was effective for the first interim reporting period that begins after June 15, 2005. However, on April 14, 2005, the Securities and Exchange Commission (“SEC”) amended the compliance date for public companies to implement SFAS 123R to be the beginning of the first annual period after December 15, 2005 which, for Fresh Del Monte, is December 31, 2005. As previously disclosed, the adoption of SFAS 123R’s fair value method will have an impact on Fresh Del Monte’s results of operations but no impact on our overall financial position. The ultimate impact is also dependent on future issuances of stock options, if any. However, as of yet, Fresh Del Monte has not yet completed the analysis of the ultimate impact that this new pronouncement will have on its results of operations.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (Unaudited)

Note 11. New Accounting Pronouncements (continued)

On March 29, 2005, the Staff of the SEC (“Staff”) issued Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). Although not altering any conclusions reached in SFAS 123R, SAB 107 provides the views of the Staff regarding the interaction between SFAS 123R and certain SEC rules and regulations and, among other things, provides the Staff’s views regarding the valuation of share-based payment arrangements for public companies. Fresh Del Monte intends to follow the interpretative guidance on share-based payment set forth in SAB 107 during its adoption of SFAS 123R.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”), an interpretation of SFAS 143, “Accounting for Asset Retirement Obligations”. FIN 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. The types of asset retirement obligations that are covered by FIN 47 are those for which an entity has a legal obligation to perform an asset retirement activity, however the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Fresh Del Monte does not believe that the adoption of FIN 47 will have a material impact on its results of operations, financial position or cash flows.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Unaudited)

Liquidity and Capital Resources

Net cash used in operating activities was $9.5 million for the first three months of 2005 as compared to $8.9 million of cash provided by operating activities for the first three months of 2004. The decrease in cash provided by operating activities was primarily attributed to funding higher levels of working capital in the 2005 first quarter as compared with 2004, partially offset by higher net income. Net working capital increased $106.1 million in the first quarter of 2005 compared with an increase in working capital of only $33.7 million in the first quarter of 2004. This increase is primarily due to higher accounts receivable and inventories, primarily related to the new prepared foods products business in Europe, partially offset by increases in accounts payable and accrued expenses.

Net cash used in investing activities for the first three months of 2005 was $11.7 million compared with net cash used in investing activities of $26.9 million for the first three months of 2004. Net cash used in investing activities for the first three months of 2005 consisted of capital expenditures for the expansion of production facilities in South America and fresh-cut facilities in North America and for information technology initiatives. Net cash used in investing activities for the first three months of 2004 consisted primarily of capital expenditures of $26.7 million for the expansion of production facilities in South America, distribution centers and fresh-cut facilities in Europe and North America and for information technology.

Net cash provided by financing activities for the first three months of 2005 was $8.8 million compared with $14.5 million of net cash used in financing activities for the first three months of 2004. Net cash provided by financing activities for the first three months of 2005 consisted primarily of net proceeds from long-term debt of $18.1 million and $2.2 million in cash proceeds received from stock options exercised partially offset by $11.5 million of payment of cash dividends. Net cash used in financing activities for the first three months of 2004 consisted primarily of net repayments of long-term debt of $4.2 million and payment of cash dividends of $11.5 million.

On March 21, 2003, Fresh Del Monte, and certain wholly-owned subsidiaries entered into a $400.0 million, four-year syndicated revolving credit facility (“Revolving Credit Facility”), with Rabobank Nederland, New York Branch, as administrative agent. On November 9, 2004, the Revolving Credit Facility was further amended to increase the total commitment to $600.0 million, to add a term loan commitment of up to $400.0 million, to extend its maturity to November 10, 2009 and to increase the letter of credit facility to $100.0 million.

The Revolving Credit Facility is collateralized directly or indirectly by substantially all of Fresh Del Monte’s assets and is guaranteed by certain of Fresh Del Monte’s subsidiaries. The Revolving Credit Facility permits borrowings with an interest rate, depending on Fresh Del Monte’s consolidated leverage ratio, based on a spread over London Interbank Offer Rate (“LIBOR”) (4.11% at April 1, 2005). At April 1, 2005, there was $350.3 million outstanding under the Revolving Credit Facility.

The Revolving Credit Facility requires Fresh Del Monte to be in compliance with various financial and other covenants and limits the amount of future dividends. As of April 1, 2005, Fresh Del Monte was in compliance with all of the financial and other covenants contained in the Revolving Credit Facility.

At April 1, 2005, Fresh Del Monte had $224.2 million available under committed working capital facilities, all of which is represented by the Revolving Credit Facility. The Revolving Credit Facility also includes a swing line facility and a letter of credit facility.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) (Unaudited)

Liquidity and Capital Resources (continued)

At April 1, 2005, Fresh Del Monte applied $28.2 million to the letter of credit facility, primarily related to the Del Monte Foods Europe acquisition, which requires Fresh Del Monte to guarantee certain contingent obligations under the purchase agreement. As of April 1, 2005, Fresh Del Monte had $381.3 million of long-term debt and capital lease obligations, including the current portions, consisting of $350.3 million outstanding under the Revolving Credit Facility, $22.0 million of capital lease obligations and $9.0 million of other long-term debt and notes payable.

As of April 1, 2005, Fresh Del Monte had cash and cash equivalents of $30.2 million.

Results of Operations

First Quarter 2005 Compared with First Quarter 2004

Net Sales. Net sales for the first quarter of 2005 were $838.5 million compared with $713.8 million for the first quarter of 2004. The increase in net sales of $124.7 million was primarily attributable to net sales of the new prepared foods business in Europe of $78.6 million combined with higher net sales of other fresh produce of $23.1 million, higher net sales of other products and services of $13.7 million and higher net sales of bananas of $9.3 million. The increase in net sales of other fresh produce was principally due to a 55% increase in net sales of fresh-cut fruit and vegetables as a result of higher volumes sold due to an expanding customer base, combined with higher sales volume of gold pineapples partially offset by lower net sales of non-tropical fruit. The increase in net sales of bananas was attributable to higher worldwide selling prices. The increase in net sales of other products and services is principally due to higher sales of third-party freight service and our poultry business.

Net sales were positively impacted by a weaker dollar versus the euro, British pound, Japanese yen and Korean won. The net effect of foreign exchange in the first quarter of 2005 compared with the same period of 2004 was an increase in net sales of approximately $19.8 million.

Cost of Products Sold. Cost of products sold was $721.5 million for the first quarter of 2005 compared with $636.6 million for the first quarter of 2004, an increase of $84.9 million. This increase in cost of products sold was primarily attributable to the new prepared foods business in Europe, which contributed $66.2 million of the increase in cost of products sold, combined with increased ocean freight, inland transportation and other operating costs, including a 33% increase in containerboard costs and a 23% increase in fuel costs. These increased costs are expected to continue going forward.

Gross Profit. Gross profit was $117.0 million for the first quarter of 2005 compared with $77.2 million for the same period in 2004, an increase of $39.8 million. The increase in gross profit is principally due to higher worldwide selling prices on various products, the new prepared foods business in Europe and an improved product mix in non-tropical fruit. The improved product mix in non-tropical fruit resulted from increased net sales of higher gross margin seasonal grapes offset by reduced net sales of lower gross margin stone fruit.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $16.9 million from $27.9 million in the first quarter of 2004 to $44.8 million for the first quarter of 2005.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) (Unaudited)

Results of Operations (continued)

The increase is principally due to the new prepared foods business in Europe, higher information technology costs and professional fees including costs associated with implementing Sarbanes-Oxley requirements.

Asset Impairment Charges. Based on the underutilization of a facility and equipment in North America related to the other fresh produce segment, charges totaling $2.1 million for impairments of long-lived assets were recorded in the first quarter of 2005.

Operating income. Operating income for the first quarter of 2005 increased by $20.8 million to $70.1 million compared with $49.3 million for the first quarter of 2004. The increase in operating income was due to higher gross profit partially offset by increased selling, general and administrative expenses and an asset impairment charge.

Interest Expense. Interest expense increased by $3.1 million to $4.4 million for the first quarter of 2005 compared with $1.3 million for the first quarter of 2004, principally as a result of higher average debt balances related to the new prepared foods acquisition in Europe.

Other Income (Expense), Net. Other income (expense), net, decreased by $6.2 million from $1.7 million for the first quarter of 2004 to ($4.5) million in the first quarter of 2005. The decrease is due to foreign exchange losses combined with reduced equity income from unconsolidated subsidiaries.

Provision for Income Taxes. Provision for income taxes increased from $2.9 million in the first quarter of 2004 to $3.5 million in the first quarter of 2005 as a result of higher income before provision for income taxes. The overall tax rate during the first quarter of 2005 was consistent with the first quarter of 2004.

Seasonality

Interim results are subject to significant seasonal variations and may not be indicative of the results of operations that may be expected for the entire 2005 year.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

DISCLOSURE CONTROLS AND PROCEDURES

We carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of April 1, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date to ensure that information required to be disclosed in the reports that it files or submits under the Securities and Exchange Commission rules and forms. Such officers also confirm that there was no change in the Company’s internal control over financial reporting during the quarter ended April 1, 2005 that has materially affected, or is reasonable likely to materially affect, the Company’s internal control over financial reporting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fresh Del Monte Produce Inc.
Date: April 29, 2005	By:	/s/ Hani El-Naffy
Hani El-Naffy
President & Chief Operating Officer

By:	/s/ John F. Inserra
John F. Inserra
Executive Vice President & Chief Financial Officer